Special Shareholder Meeting Results:

The Trust held a special meeting of shareholders on June 9, 2014.
Shareholders voted as indicated below:

Proposal 1:

Approval of a new Investment Advisory Contract between the Trust, on behalf of each Portfolio, and PIMCO

                                                       For   Against   Abstain

Fixed Income SHares: Series C  			233,270,735  33,245     13,440
Fixed Income SHares: Series LD                      609,405    0           0
Fixed Income SHares: Series M                   259,492,006  28,645        0
Fixed Income SHares: Series R                    22,605,603    0        23,948
Fixed Income SHares: Series TE                    8,163,877    0           0

Proposal 2: Election of Trustees

						     Affirmative     Withheld
							            Authority

Re-election of Hans W. Kertess                      554,569,689       173,580
Election of Craig A. Dawson (1),(2)                 554,653,581        89,688
Election of Deborah A. DeCotis                      554,573,596       169,673
Re-election of Bradford K. Gallagher                554,579,171       164,098
Re-election of James A. Jacobson                    554,579,171       164,098
Re-election of John C. Maney (3)                    554,569,689       173,580
Re-election of William B. Ogden, IV                 554,569,689       173,580
Re-election of Alan Rappaport                       554,569,689       173,580

(1) Mr. Dawson is an "interested person" of the Trust (as that term is defined in the 1940 Act) because of his affiliations with PIMCO and its affiliates.

(2) The election of Mr. Dawson as a Trustee of the Trust is expected to be effective upon the effectiveness of the new Investment Advisory Contract between the Trust and PIMCO.

(3) Mr. Maney is an "interested person" of the Trust (as that term is defined in the 1940 Act) because of his affiliations with Allianz Asset Management of America L.P. and its affiliates.